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[VIVENDI
  UNIVERSAL LOGO]



          VIVENDI UNIVERSAL APPOINTS PIERRE ALLAIN TO EXECUTIVE VICE
                         PRESIDENT OF LABOR RELATIONS



Paris, February 13, 2003 - Vivendi Universal [NYSE: V; Paris Bourse: EX FP] today announced that Pierre Allain has been appointed Executive Vice President of Labor Relations.

Mr. Allain is in charge of labor policies and relations with personnel representatives from around the group and head office as well as with trade unions.

He reports to Andrew Kaslow, Senior Executive Vice President of Human
Resources.

Mr. Allain will take up his post immediately. He will continue to be in charge of human resources for VTI. For this position, he reports to Bruno Curis, Senior Executive Vice President of VTI.


CONTACTS:

Paris
Media
Antoine Lefort
+33 (1) 71.71.1180
Alain Delrieu
+33 (1).71.71.1086
New York
Anita Larsen
+(1) 212.572.1118